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                                                                    EXHIBIT 99.1

                                                        April 11, 2003


Mr. James V. Continenza
Mr. Eric Gold
Mr. Carroll D. McHenry
Mr. Matthew Oristano
Mr. Samme L. Thompson
Members of the Board of Directors
Arch Wireless, Inc.

BY FAX and FEDEX

Dear Sirs:

         As you know, Abrams Capital is a large shareholder of Arch Wireless. We have recently been engaged in discussions with the management and certain members of the board of directors about a number of issues that are important to us and, we believe, to other shareholders.

         On March 25, we wrote to Ed Baker and Roy Pottle with respect to several proposals contained in the company's preliminary proxy statement filed with the SEC. You received a copy of that letter. On April 1, Bill Bousquette, Bill Redmond, and Carroll Wetzel visited us in our offices. We had the opportunity to meet them and hear their views on some of the issues we raised. From our prospective, it was a productive meeting in which we learned a great deal.

         Unfortunately, we have not had the opportunity to meet with you and learn your views on the same subjects. Because these issues are of great importance to us (and, we believe, to other shareholders) and since the date for the company's annual meeting for, among other things, the election of directors is approaching, we think it is wise for us to meet with you and discuss these issues in person. We hereby extend an invitation to all of you to meet with us in Boston at the earliest possible time. Specifically, we believe the meeting should take place by Wednesday, April 16 at the absolute latest.

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         While there have been some different opinions on certain issues, we have tried to be constructive in the way we have expressed our opinions. The suggestion of a meeting is done in this spirit. As large shareholders, we want to see Arch be successful in all its endeavors. It is our hope that if we were to meet in person soon we could reach a meeting of the minds and the company could march forward together with all its constituents and continue down the path it has been headed: the creation of value for its stockholders.

         Because the Company has expressed its desire to have its Annual Meeting on May 8th, we think it is imperative that this meeting happen quickly. If changes to the proposals set forth in the preliminary proxy statement are not made, we believe that several of the proposals will be rejected by stockholders. We believe it is in the best interest of the Company and its stockholders to avoid the costs and distraction caused by such a scenario, and thus, we think your fiduciary duties as directors mandate meeting with a large shareholder to exchange views.

         As time is of the essence, we would like to hear from you by noon on Monday, April 14 to let us know if you would like to arrange a meeting. We hope the answer is yes. We can be reached at 617-646-6100. We look forward to hearing from you.

                                                 Sincerely yours,

                                                 /s/  David Abrams
                                                 -------------------------------
                                                 David Abrams

                                                 /s/  Travis Rhodes
                                                 -------------------------------
                                                 Travis Rhodes

Cc:      Jon Bauer
         Ed Baker
         Jay Bothwick
         Stephen Fraidin, Esq.
         Jim Cavallo
         Tyler Chan
         Ken Grossman
         Joe Johnson
         Jim Miller
         Rich Rubin